EXHIBIT 99.1

China Xiniya Fashion Limited Announces 2015 Spring/Summer Sales Fair Results

Xiamen, China, November 18, 2014 /PRNewswire/--China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE: XNY), a leading provider of men’s business casual apparel in China, today announced that the total value of purchase orders for its 2015 Spring/Summer Collection showcased during its biannual sales fair held from September 15 through September 17, 2014 in Xiamen, China decreased by approximately 40% compared to the total value of purchase orders placed in the fall of 2013.

Xiniya exhibited over 1,000 new products during the week-long sales fair, including apparel, shoes, bags and accessories, to the approximately 1,000 authorized retailers and 26 distributors to select from based upon each store's location, climate and local consumer taste. Delivery of the orders is expected to take place during the first half of 2015.

“We continue to adjust our business model to the new market environment in order to ensure the long-term sustainability of our business and brand,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “Our program to repurchase excess inventory from our distributors and authorized retailers is moving ahead smoothly despite its impact on our sales fair results. This program supports our authorized retailers and distributors in the short-term so that they develop in a more healthy long-term manner as we gradually implement a new compressed business model that shifts Xiniya away from wholesale towards retail. By maintaining our flexibility during the market downturn, I am confident that we can deploy our cash into specific areas of our business that will generate the greatest return for shareholders over the long-term.”

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Mobile +86 136 5593 9932 in China

Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004 in U.S.A.

Email: lbergkamp@ChristensenIR.com

Mr. Christian Arnell

Telephone +86 10 5900-1548 in Beijing

Email: carnell@christensenir.com